Transatlantic Holdings, Inc.

80 Pine Street

New York, NY 10005

January 9, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Transatlantic Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2004 (“2004 Form 10-K”)
Filed March 16, 2005
Form 10-Q for the quarter ended September 30, 2005 (“2005 Form 10-Q”)
File No. 001-10545
Your correspondence dated December 22, 2005

Dear Mr. Rosenberg:

We have reviewed the above referenced correspondence and reply herein to your comments in the order presented.

Form 10-K for the fiscal year ended December 31, 2004 (“Form 10-K”)

Item 1 – Business, page 1

Facultative Reinsurance, page 6

1.

We note from your disclosures that you offer facultative reinsurance to property and casualty insurers. It is unclear from your filing what types of contracts you offer. As such please provide to us in disclosure type format the types of reinsurance protection offered, i.e. excess of loss or finite reinsurance, whether the protection is prospective or retrospective, how losses attach to your contracts and/or treaties and any other provisions in the contracts and/or treaties that are not usually included in a standard reinsurance contract. In addition please tell us the economic benefit that you are attempting to provide to the reinsurer. The intent of the comment is to first understand your business and then provide suggested disclosures that help provide greater transparency to your business. To the extent that this disclosure would be material to your treaty reinsurance, provide that discussion as well.

Response:

The following discussion incorporates certain information that is included in the Business section (Item 1) of the Form 10-K, as well as additional new language; for the convenience of the staff, the new language has been underlined, and will be used to enhance disclosure in the 2005 Form 10-K.

Facultative reinsurance comprises about 4% of TRH’s overall net premiums written for the year ended December 31, 2004. Prospectively, facultative reinsurance comprises approximately 4% of TRH’s net premiums written for the nine months ended September 30, 2005.

With respect to facultative contracts, our clients come to us on a risk by risk basis when they wish to obtain a larger policy limit than provided by their existing outward treaty reinsurance or when their existing treaty reinsurance excludes a class of business or type of coverage they provide to policyholders.

Transatlantic provides facultative reinsurance on predominantly an excess-of-loss basis, although some business is written on a pro rata basis.

Under excess-of-loss reinsurance, the reinsurer agrees to reimburse the ceding company for all losses in excess of a predetermined amount up to a predetermined limit. Premiums paid by the ceding company to the reinsurer for excess-of-loss coverage are generally not proportional to the premiums that the ceding company receives because the reinsurer does not assume a proportionate risk.

Under pro rata reinsurance (also referred to as proportional), the ceding company and the reinsurer share the premiums as well as the losses and expenses in an agreed proportion.

Transatlantic’s facultative contracts (also called certificates) provide prospective coverage on virtually the same basis as the original policy issued by the ceding insurer. Our facultative book of business focuses on property and professional liability lines and is written principally on a risk attaching basis for each risk (i.e., our liability starts with the underlying policy inception and ends when the underlying policy expires).

Our treaty business accepts a portfolio of risks on either a risk attaching basis or loss occurring basis. For the risk attaching treaties, if an individual risk covered by the treaty incepts during the treaty period, our liability for that policy goes to that treaty year regardless of when the loss occurs. For “loss occurring during” (LOD) treaties, we cover losses occurring during the treaty coverage period on all in-force policies, regardless of the date the policies were issued by the ceding company. Except as reflected above (including the discussion of pro rata and excess-of-loss reinsurance, which relates to both treaty and facultative contracts), a further discussion of “The Reinsurance Business” and “Treaty Reinsurance” is provided on pages 2, 5 and 6 of the Form 10-K, which is attached herein as Exhibit 1.

Item 7 – Management’s Discussion and Analysis of Financial and Results of Operations, page 24

Financial Condition and Liquidity, page 35

2.

We note your table on page 39 that discloses “Indicated Range of Net Losses.” We believe that consistent with FAS 113, analysis of loss reserves should be on a gross basis. Please provide us in disclosure-type format disclosure that presents this range on a gross basis rather than on net basis. To better help an investor understand what this range means, please provide to us in disclosure type format a discussion of the key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

Response:

The discussion below incorporates information that is included in the Form 10-K. For the convenience of the staff, the new information that did not appear in the Form 10-K is underlined, and will be included in the 2005 Form 10-K.

Estimates of loss reserves take into account TRH's assumptions with respect to many factors that will affect ultimate loss costs but are not yet known. The ultimate process by which the actual carried reserves are determined considers not only actuarial estimates but a myriad of other factors. Such factors, both internal and external, which contribute to the variability and unpredictability of loss costs, include trends and changes related to jury awards, social inflation, medical inflation, worldwide economic conditions, tort reforms, court interpretations of coverages, the regulatory environment, underlying policy pricing, terms and conditions and claims handling, among others. In addition, information gathered through underwriting and claims audits are also considered. To the extent that these assumptions underlying the loss reserve estimates are significantly incorrect, ultimate losses may be materially different from the estimates included in the financial statements and may materially affect net income. The impacts of those differences are reflected in the period they become known.

The reserving process is inherently difficult and subjective, especially in view of changes in the legal and tort environment which impact the development of loss reserves, and therefore quantitative techniques frequently have to be supplemented by subjective considerations and managerial judgment. Trends that have affected development of liabilities in the past may not necessarily occur or affect development to the same degree in the future. While this process is difficult for ceding companies, the inherent uncertainties of estimating loss reserves are even greater for reinsurers, due primarily to the longer term nature of much reinsurance business, the diversity of development patterns among different types of reinsurance treaties or facultative contracts, the necessary reliance on the ceding companies for information regarding reported claims and differing reserving practices among ceding companies, which are subject to change without notice. Nevertheless, data received from cedants is subjected to audits from time to time by TRH claims and underwriting personnel, to help ensure that reported data is supported by proper documentation and conforms to contract terms, and analyzed, as appropriate, by TRH underwriting and actuarial personnel. Such analysis often includes a detailed review of reported data to assess the underwriting results of reinsurance assumed and to explain any significant departures from expected performance. Over time, reported loss information is ultimately corroborated when such information eventually attains paid status.

A comprehensive annual loss reserve review is conducted in the fourth quarter of each year. These reviews are conducted in full detail for each class or line of business for each underwriting office. The purpose of these reviews is to confirm the reasonableness of the carried loss reserve. In the course of the analysis, the indicated loss reserve needed for a class of business (or an underwriting year within a class of business) is determined either by utilizing a single best estimate that TRH believes is a reasonable estimate of the required loss reserve or by selecting a range based on ultimate loss indications from methodologies that are considered to be most appropriate. The addition of these point estimates and ranges (where they exist) across all years, classes of business and underwriting offices create a range of estimated loss reserve needs for TRH. This range, determined in the fashion described above, does not represent all reasonable outcomes. The potential exists for significant variation in the actual results versus the assumptions used to test loss reserves, particularly for longer-tail casualty reinsurance lines such as excess casualty and D&O.

Estimation of ultimate gross losses for longer tail casualty reinsurance lines of business is a complex process whereby numerous judgments and actuarial assumptions are made. For longer tail lines of business, actuarial assumptions generally are made with respect to the following:

•

Loss trend factors which are used to establish expected loss and loss adjustment expense ratios for subsequent accident years based on the projected loss and loss adjustment expense ratios for prior accident years. Provisions for inflation and social inflation (e.g., awards by judges and juries which progressively increase in size at a rate exceeding that of general inflation) and trends in court interpretations of coverage are among the factors which must be considered.

•

Expected loss and loss adjustment expense ratios for the latest accident years. The expected loss and loss adjustment expense ratios generally reflect the projected loss and loss adjustment expense ratios from prior accident years adjusted for the loss trend (see above) and the impact of rate changes and other quantifiable factors. For certain longer tail lines of business which are typically lower frequency, higher severity classes, such as excess medical malpractice and D&O, expected loss and loss adjustment expense ratios are often utilized for the last several accident years.
•	Loss development factors which are used to project the reported losses for each accident year to an ultimate basis.

The usefulness of the indicated range discussed earlier is, however, that the midpoint of the range is thought to be a reasonable estimate of the required loss reserve and that other amounts within the range would not necessarily be unreasonable. The range of estimates is compared to the carried loss reserve. If the carried reserve is supported by actuarial methods and assumptions which are believed to be reasonable, then the carried loss reserve would generally be considered reasonable and no adjustment would be considered.

As shown below, a comparison of the carried gross loss reserves as of December 31, 2004 to the midpoint of the range indicates the carried gross loss reserves of $5.94 billion is approximately $37 million above the midpoint of the range.

Indicated Range of Gross Loss Reserves

As of December 31, 2004:

(in millions)

Low	High	Midpoint	Carried
$5,624	$6,184	$5,904	$5,941

There can be no assurances that the gross liability will not exceed the high end of this range. Note that for many classes, a single estimate or a very small range was utilized for the more current underwriting years’ assessment of ultimate losses incorporated in the range shown. As an example of the sensitivity of this range to key assumptions, for longer tail casualty classes an increase in the expected loss and loss adjustment expense ratios for business written since the beginning of 2003 of 5 percentage points would add roughly $160 million to the top of the range. Loss development factors, which are utilized to project reported losses for each year to an ultimate basis or to determine the percentage of losses unreported, are another key assumption for longer tail classes, such as excess casualty and D&O. There can be no assurance that future loss development patterns will follow historical patterns. Using the longer tail casualty classes again as an example, if future loss development factors differed by 5% in either direction from those utilized in the 2004 loss reserve review, the impact would be over $110 million to each end of the range.

Form 10-Q – September 30, 2005 (“Form 10-Q”)

Notes to Condensed Consolidated Financial Statements, page 5

7. Income Taxes (Benefits), page 8

3.

Please clarify for us the nature of the “significant tax benefits” recorded in 2005 and in 2004 disclosed here and in your discussion of the tax rate on page 25. Please clarify for us why the “significant tax benefits” recorded in those periods impacted the tax rate so significantly. Further explain how you expect these benefits to impact future periods if any.

Response:

TRH, which files a US consolidated income tax return, has traditionally been subject to the regular income tax, with the marginal tax rate on a dollar of ordinary income or loss at 35%. TRH’s effective tax rate on net investment income is significantly lower than 35% due to TRH’s substantial investment income from tax-exempt securities and the benefit of the dividends received deduction on dividends from equity investments. Catastrophe losses, however, which were very significant in 2005 and 2004, will generate tax savings to TRH at the regular tax rate of 35% as catastrophe losses are a component of ordinary taxable income. The interplay of such elements is presented in the effective tax rate reconciliation in the income tax footnote for each year and when necessary (such as in the third quarter of 2005), for interim periods. A copy of the rate reconciliation table shown in the income tax footnote (Note 7) found on page 8 of this Form 10-Q is attached herein as Exhibit II. Please note that while the actual tax benefit derived from tax exempt interest income and the dividends received deduction in the nine months ended 2005 increased marginally over the same 2004 period amount, the percentage impact in the effective tax rate calculation from such items increased significantly. This greater impact is caused by the fact that income (loss) before income taxes (i.e. the denominator in the effective tax rate calculation) is a lower absolute value in the 2005 nine month period compared to the same 2004 period, due largely to the greater amount of catastrophe costs in 2005 compared to the same 2004 period.

During the last 10 years, TRH has been subject to the regular tax in every year except for 2001 (and the first nine months of 2005) in which it incurred a Net Operating Loss (“NOL”) and 2002 in which TRH was marginally subject to the Alternative Minimum Tax. In 2001, as a result of catastrophe losses associated with the terrorist attack of September 11 and Enron reinsurance exposure, TRH recorded a net operating loss. The NOL, along with 2001 unused foreign tax credits, were carried back to earlier years pursuant to US income tax rules. The carry back of the 2001 NOL generated minimum tax credits in several of the carry back years which were then carried forward along with the unused foreign tax credits. The NOL and unused foreign tax credits generated in 2001 were fully utilized through the carry back of the NOL from 2001 to prior years and the subsequent carry forward of minimum and foreign tax credits through 2003.

In addition, for the year 2004, TRH recorded tax savings associated with significant catastrophe losses, primarily emanating from the four hurricanes to strike the US and typhoons hitting Japan. TRH recorded $215 million in pre-tax catastrophe losses generating $75.25 million of tax benefits at the regular tax rate of 35%. While TRH did not generate an NOL for 2004, the catastrophe losses significantly reduced TRH’s pre-tax income and its ensuing effective tax rate from approximately 22% (had the catastrophe losses not occurred) to 7.8%. The low effective tax rate of 15.8% for the first nine months of 2004 was also impacted by catastrophe losses.

Through the first nine months of 2005, TRH has incurred $445 million of pre-tax catastrophe costs (primarily arising from Hurricanes Katrina and Rita) which have generated $155.75 million of tax savings ($445 million multiplied by a 35% tax rate). In addition, Hurricane Wilma, a fourth quarter event, was expected to add $100 million to the pre-tax catastrophe losses that had been incurred in the first nine months of 2005, generating an additional tax savings of $35 million for the full year of 2005. As a result, it is reasonable to assume that TRH will generate a net operating loss for the 2005 tax year. To the extent that TRH can carry back the NOL and unused foreign tax credits to prior years, it will record current tax benefits. To the extent that the NOL and foreign tax credits cannot be carried back to prior years, TRH will record deferred tax benefits as a result of minimum tax credit and foreign tax credit carry forwards. As TRH has generally been a regular taxpayer and has been able to utilize all NOLs and tax credits in prior years and anticipates no foreseeable problems with utilizing all minimum tax credits and unused foreign tax credits in the future, it will record the benefits of such tax credits in 2005. Since the benefit of all tax credits will be recorded in 2005, there should be no impact on net income in future years.

With respect to interim periods, however, taxes in future periods within the same tax year may be affected by the tax effects of significant catastrophe losses. As discussed in Note 7 to the Condensed Consolidated Financial Statements in the Form 10-Q, under the effective tax rate method, the estimated full year effective tax rate is applied to the interim year to date (loss) income before income taxes to determine the income tax (benefit) expense for the year to date period. Tax (benefit) expense for any quarter represents the difference between the year to date amount for the current year to date period less such amount for the immediately preceding year to date period. In estimating the full year effective tax rate, management takes into account the estimated impact of all known events, including those that have occurred subsequent to the end of the interim period, but prior to the issuance of its financial statements, such as catastrophe losses. Under this method, the full impacts of known events are reflected in the full year effective tax rate. As a result, application of the effective tax rate method serves to include the full year tax (benefit) expense related to such known events over the current and remaining interim periods of the year.

Hurricane Wilma, which occurred early in the fourth quarter of 2005, was expected to result in pre-tax costs of approximately $100 million. While such costs will be reflected in the fourth quarter 2005 results, they significantly impacted the expected full year effective tax rate for 2005, which was used to determine the tax provision for the first nine months of 2005. Such change in expected 2005 pre-tax (loss) income and related tax (benefit) expense increased the amount of tax benefit recorded in the third quarter and first nine months of 2005 by $19.1 million. It was expected that the full year tax benefit associated with Hurricane Wilma would amount to approximately $35 million – with the amount in excess of $19.1 million (i.e., the amount reflected in third quarter and first nine months of 2005 results) being recorded in the fourth quarter. For the first nine months of 2004, catastrophe losses associated with the four hurricanes in the U.S. and the Caribbean and typhoons that affected Japan had a significant impact on the full year effective tax rate for the 2004 nine month period. As a result, $49.91 million of tax benefits associated with catastrophe losses incurred in the first nine months of 2004 were recorded in the third quarter of 2004 and $7.84 million were not recorded until the fourth quarter of that year pursuant to the effective tax rate method.

In addition to our response to the specific queries above, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ ROBERT F. ORLICH

Robert F. Orlich
Chairman, President and Chief Executive Officer

/s/ STEVEN S. SKALICKY
Steven S. Skalicky Executive Vice President and Chief Financial Officer

cc:	Ibolya Ignat Jim Atkinson

Exhibit 1

Discussion of “The Reinsurance Business” on page 2 of Form 10-K:

“Reinsurance is an arrangement whereby one or more insurance companies, the “reinsurer,” agrees to indemnify another insurance company, the “ceding company,” for all or part of the insurance risks underwritten by the ceding company. Reinsurance can provide certain basic benefits to the ceding company. It reduces net liability on individual risks, thereby enabling the ceding company to underwrite more business than its own resources can support; it provides catastrophe protection to lessen the impact of large or multiple losses; it helps to stabilize results by leveling fluctuations in the ceding company’s loss and loss adjustment expense ratio; and it helps the ceding company maintain acceptable surplus and reserve ratios.

“There are two major classes of reinsurance: treaty reinsurance and facultative reinsurance. Treaty reinsurance is a contractual arrangement that provides for the automatic reinsuring of a type or category of risk underwritten by the ceding company. Facultative reinsurance is the reinsurance of individual risks. Rather than agreeing to reinsure all or a portion of a class of risk, the reinsurer separately rates and underwrites each risk. Facultative reinsurance is normally purchased to cover risks not covered by treaty reinsurance or for individual risks covered by reinsurance treaties that are in need of capacity beyond that provided by such treaties.

“A ceding company’s reinsurance program may involve pro rata and excess-of-loss reinsurance on both a treaty and facultative basis. Under pro rata reinsurance (also referred to as proportional), the ceding company and the reinsurer share the premiums as well as the losses and expenses in an agreed proportion. Under excess-of-loss reinsurance, the reinsurer agrees to reimburse the ceding company for all losses in excess of a predetermined amount up to a predetermined limit. Premiums paid by the ceding company to the reinsurer for excess-of-loss coverage are generally not proportional to the premiums that the ceding company receives because the reinsurer does not assume a proportionate risk.

“In pro rata reinsurance, the reinsurer generally pays the ceding company a ceding commission. Generally, the ceding commission is based on the ceding company’s cost of obtaining the business being reinsured (i.e., brokers’ and agents’ commissions, local taxes and administrative expenses). Often there is no ceding commission on excess-of-loss reinsurance and therefore the pricing mechanism used by reinsurers in those instances is a rate applicable to premiums of the individual policy or policies subject to the reinsurance agreement.

“In general, casualty insurance protects the insured against financial loss arising out of its obligation to others for loss or damage to their person or property. Property insurance protects the insured against financial loss arising out of the loss of property or its use caused by an insured peril. Property and casualty reinsurance protects the ceding company against loss to the extent of the reinsurance coverage provided. A greater degree of unpredictability is associated generally with casualty risks and with catastrophe-exposed (natural and man-made (e.g., terrorist attacks)) property and casualty risks, and there tends to be a greater lag in the reporting and settlement of casualty reinsurance claims, due to the nature of casualty risks and their greater potential for litigation.”

Discussion of “Treaty Reinsurance” on pages 5 and 6 of Form 10-K:

“Treaty reinsurance accounted for approximately $3,837.1 million of gross premiums written and $3,613.9 million of net premiums written in 2004, approximately 73% of which resulted from casualty lines treaties, with the remainder from property lines treaties. Approximately 70% of treaty gross premiums written in 2004 represented treaty reinsurance written on a pro rata basis and the balance represented treaty reinsurance written on an excess-of-loss basis. Approximately 12% of treaty gross premiums written in 2004 were attributable to other subsidiaries of AIG and were primarily written on a pro rata basis. (See Relationship with the AIG Group.) The majority of TRH’s non-AIG Group treaty premiums were also written on a pro rata basis. As pro rata business is a proportional sharing of premiums and losses between ceding company and reinsurer, generally, the underwriting results of such business more closely reflect the underwriting results of the business ceded than do the results of excess-of-loss business.

“TRH’s treaty business consists primarily of business within the other liability (including D&O and E&O), auto liability (including non-standard risks), medical malpractice, ocean marine and aviation, surety and credit, accident and health, fire, allied, homeowners multiple peril and auto physical damage lines. A significant portion of TRH’s business within these lines (primarily other liability, medical malpractice and accident and health) is derived from certain more complex risks.

“TRH’s treaty underwriting process emphasizes a team approach among TRH’s underwriters, actuaries and claims staff, as appropriate. Treaties are reviewed for compliance with TRH’s underwriting guidelines and objectives and most treaties are evaluated in part based upon actuarial analyses conducted by TRH. The generic actuarial models used in such analyses are tailored in each case to the exposures and experience underlying the specific treaty and the loss experience for the risks covered thereunder. TRH also frequently conducts underwriting and claims audits at the offices of a prospective ceding company before entering into major treaties, because reinsurers, including TRH, do not separately evaluate each of the individual risks assumed under their treaties and, consequently, are largely dependent on the original underwriting decisions made by the ceding company. Such dependence subjects TRH, and reinsurers in general, to the possibility that the ceding companies have not adequately evaluated the risks to be reinsured and, therefore, that the premiums ceded in connection therewith may not adequately compensate the reinsurer for the risk assumed.

“TRH offers brokers full service with large capacity for both casualty and property risks. For non-AIG Group business, TRH generally seeks to lead treaty arrangements. The lead reinsurer on a treaty generally accepts one of the largest percentage shares of the treaty and represents the other participating reinsurers in negotiating price, terms and conditions. TRH believes that this strategy has enabled it to influence more effectively the terms and conditions of the treaties in which it has participated. Except where insurance business written by AIG subsidiaries is, by prearrangement with TRH, almost entirely reinsured by TRH, TRH has generally not set terms and conditions as lead underwriter with respect to treaty reinsurance purchased by other subsidiaries of AIG, although it may do so in the future. When TRH does not lead the treaty, it may still suggest changes to any aspect of the treaty. In either case, TRH may reject any treaty business offered to it by such AIG subsidiaries or others based upon its assessment of all relevant factors. Such factors include type and level of risk assumed, actuarial and underwriting judgment with respect to rate adequacy, various treaty terms, prior and anticipated loss experience (including exposure to natural and man-made catastrophes) on the treaty, prior business experience with the ceding company, overall financial position, operating results and A.M. Best Company (Best), Standard & Poor’s (S&P) and Moody’s Investors Service (Moody’s) ratings of the ceding company and social, legal, regulatory, environmental and general economic conditions affecting the risks assumed or the ceding company.

“TRH currently has approximately 3,980 treaties in effect for the current underwriting year. In 2004, no single treaty exceeded 3% of treaty gross premiums written. No ceding company accounted for more than 3% of total treaty gross premiums written in 2004 except for other subsidiaries of AIG (see Relationship with the AIG Group), and members of Lloyd’s of London (Lloyd’s) (which accounted for 6% of treaty gross premiums written).

“Non-U.S. treaty business accounted for approximately 49% of TRH’s total net premiums written for the year ended December 31, 2004.”

Exhibit 2

Effective Tax Rate Reconciliation on page 8 of Form 10-Q:

Note 7. Income Taxes (Benefits)

The U.S. federal income tax rate is 35% for 2005 and was 35% for 2004. Actual tax (benefit) expense on (loss) income before income taxes for the nine months ended September 30, 2005 and 2004 differ from the “expected” amount computed by applying the U.S. federal income tax rate because of the following:

	Nine Months Ended September 30,
	2005		2004
	Amount	Percent of Loss Before Income Taxes	Amount	Percent of Income Before Income Taxes
	(dollars in thousands)
Expected Tax (Benefit) Expense	($23,077)	35.0%	$64,672	35.0%
Adjustments:
Tax Exempt Interest	(46,895)	71.1	(42,425)	(23.0)
Dividends Received Deduction	(2,566)	3.9	(2,455)	(1.3)
Effect of Changes in Estimated Annual Tax Rate
Due to Significant Catastrophe Losses	(19,149)	29.1	7,840	4.3
Other	1,370	(2.1)	1,507	0.8
Actual Tax (Benefit) Expense	($90,317)	137.0%	$29,139	15.8%